



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

**By Airmail**

25th November, 2005.

Attn: Filing Desk - Stop 1-4



05013041

Dear Sirs,

SUPPL

EMI Group plc - Ref. No: 82-373

Further to our filing of 23rd November 2005, I enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(a) a letter, dated 25th November 2005, submitting to the UK Listing Authority copies of the EMI Group plc Interim Report for the six months ended 30th September 2005 (a copy of which is enclosed herewith).

I also enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(b) an announcement, dated 25th November 2005, advising that the document noted in the letter referred to in paragraph (a) above has been submitted to the UK Listing Authority.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.



VIA PR NEWSWIRE DISCLOSE

ER 05/64

Company Announcements Office,   25th November, 2005.
London Stock Exchange.

EMI GROUP PLC
Interim Report 2005

Copies of the above document have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000).



EMI Group plc
Interim Report
30 September 2005

EMI

Overview

- EMI Group delivered a strong increase in both revenues and profits in the first half, with both divisions outperforming the market

  - EMI Group revenues increased to £924.6m, up 5.8% (4.6% on a constant currency basis). Group profit from operations (EBITA) increased by 12.6% to £86.7m with operating margin improving from 8.8% to 9.4%

  - EMI Music revenues returned to growth, with a constant currency increase of 4.3% and 6.3% on a pre-IFRS basis. Global market share increased from 12.5% to 13.1%* driven by market share gains in almost all regions

  - EMI Music Publishing delivered constant currency revenue growth of 5.8% with growth across all revenue types and all regions

  - EMI Group's digital sales grew by 142.4% at constant currency to £44.6m, representing 4.9% of total Group revenues, up from 2.1% of Group revenues in the prior year's first half

- For the industry, rapid digital growth almost offset physical declines over the period, with the total global recorded market declining by an estimated 0.9%

- Group profit before tax, amortisation and exceptional items (Adjusted PBT) increased by 9.0% to £41.0m

- Adjusted diluted EPS increased by 17.6% to 4.0p, and the half-year dividend is maintained at 2.0p per share

Note:
* Source: EMI Group based on IFPI data. This represents EMI Music's share of global physical sales only and does not include its share of digital sales. The industry is working on improving digital market statistics and EMI hopes to include market share figures, including both physical and digital, in its full year results' announcement.

Financial highlights
for the six months ended 30 September 2005 (unaudited)

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Revenue	924.6	874.0	2,001.2
EBITDA (i)	99.6	89.1	250.2
Group profit from operations (EBITA) (ii)	86.7	77.0	225.1
Adjusted PBT (iii)	41.0	37.6	141.1
Profit before taxation	32.6	54.8	99.0
Adjusted diluted earnings per share (iv)	4.0p	3.4p	13.1p
Basic earnings per share	2.9p	5.4p	9.6p
Return on sales (v)	9.4%	8.8%	11.2%
Interest cover (vi)	2.2x	2.2x	2.8x

(i) EBITDA is Group profit from operations before depreciation and operating exceptional items and amortisation.
(ii) Group profit from operations (EBITA) is before operating exceptional items and amortisation.
(iii) Adjusted PBT is before exceptional items and amortisation.
(iv) Adjusted diluted earnings per share is before exceptional items and amortisation.
(v) Return on sales is defined as Group profit from operations before operating exceptional items and amortisation as a percentage of Group revenue.
(vi) Interest cover is defined as the number of times EBITDA is greater than Group finance charges, excluding non-periodic interest and non-standard charges.

Exceptional items include operating exceptional items and finance exceptional items. Operating exceptional items include impairment of goodwill, gains (losses) on disposal of property, plant and equipment and remeasurement of listed investments.
Finance exceptional items include remeasurement of financial assets and liabilities to be included within finance charges and exceptional refinancing costs.

EMI Group Operating Review

EMI Group
EMI Group significantly outperformed the market in the six months ended 30 September 2005, with both divisions delivering good revenue growth. Group revenues increased by 5.8% to £924.6m during the period, with EBITA growing by 12.6% to £86.7m, driving an operating margin improvement of 8.8% to 9.4%. Adjusted PBT increased to £41.0m, resulting in adjusted diluted earnings per share increasing by 17.6% to 4.0p per share.

Industry
Growth in digital music sales continues at a very rapid pace and, on a global basis, digital now represents approximately 5.8% of the total recorded music market, compared to approximately 2.0% a year ago. This digital growth almost offset the decline in physical music sales in the half, with the global recorded music market declining by an estimated 0.9%.

The development and roll-out of technologies, such as high-speed broadband, 3G, portable music devices and music phones, is driving digital growth. Almost weekly, services are being launched around the world, which offer new and exciting ways for us to deliver our music to consumers. Importantly, many of these offerings also represent new ways for us to monetise our music content.

Some of the highlights from the last six months include:

- The successful launch of music video download services, a new revenue stream for EMI. iTunes music store in the US sold more than one million videos industry-wide in its first 20 days, indicating strong consumer demand;
- Rapid development of the mobile music market, in particular in the US, with a number of big mobile operators launching new music services. In September, Apple, Motorola and Cingular launched the world's first phone with iTunes. More recently, Sprint Nextel launched the first 'over the air' music service in the US;
- The market for downloads in Japan was established with the launch of the iTunes music store and iTunes was also recently launched in Australia;
- Subscription services gained momentum with the uptake of Napster To Go and the launch of Yahoo Unlimited. In the UK, Virgin Megastore and HMV launched their online music stores, which offer compelling download and subscription services;
- EMI has agreements to provide its music content to all of the above-mentioned digital distributors.

The digital landscape is very dynamic and growth rates vary significantly by platform, product and region, largely reflecting advances in technology. Growth has been fast, consumer interest and demand continues to be strong, but the technology is not yet perfect or universal. The market place is still at a very early stage in its development. We are optimistic that on-going technological advancement will continue to enhance the digital music consumer offering and dramatically expand our retail reach, with these two factors driving growth in the consumption of music.

In terms of content protection, in the last six months we have welcomed two important landmark decisions that represent critical progress in the creative community's fight against piracy. In both the unanimous US Supreme Court Grokster ruling and the Kazaa ruling in Australia, the message from the courts could not have been clearer – businesses based on copyright infringement are not protected under the law.

We believe that EMI's and the industry's initiatives to date that counter piracy have had a real impact. Importantly, we are beginning to contain the growth of online piracy in a world with increasing broadband penetration. Looking ahead, we will persist in our aggressive pursuit of businesses and individuals who engage in or facilitate the mass theft of copyrighted works.

2

EMI Music

EMI Music delivered a strong first-half performance gaining market share in almost all regions, with global physical share increasing from 12.5% to 13.1%. The key focus of our A&R strategy remains the development of long-term career artists, a strong commitment to the development of local repertoire, and maximising artists' global sales potential. Good progress across all of these areas has driven the division's performance in the first half:

- The albums *X&Y* from Coldplay and *Demon Days* from Gorillaz met with critical acclaim and have sold very well around the world;
- A number of albums from new developing artists have sold very well, including *Eye to the Telescope* from KT Tunstall, *The Magic Numbers* from The Magic Numbers and *Rebelde* from RBD, all of whom we believe have good future potential;
- In the US, Keith Urban has continued to establish himself as a superstar with his last album *Be Here*, released over a year ago, selling more than one million units in the half, taking total units sold to over 2.5m;
- Local repertoire sales were very strong, in particular in Continental Europe where we are seeing the benefits from the restructuring initiatives announced in 2004. Local successes included Raphael and Souchon in France, Subsonica in Italy, Bebe, who recently won a Latin Grammy award for Best New Artist, and Amaral in Spain, Wir Sind Helden in Germany, Anouk in Benelux, Missy Higgins in Australia and Radja in Indonesia.

Digital revenues continued to grow very rapidly almost tripling in value on the prior year to £35.9m. They now represent 5.0% of EMI Music's sales, up from 1.8% in the prior year's first half.

EMI Music Publishing

EMI Music Publishing delivered another strong performance in the first half with revenue growth reported across all revenue types and all regions. This again reflects the division's skill in signing the best song-writing talent and its pursuit of all revenue opportunities, both existing and new.

Hits during the half included releases from songwriters Jermaine Dupri, Rob Thomas, Kelly Clarkson, James Blunt and Daddy Yankee.

Digital revenues grew strongly during the period, increasing by 42.6% on the prior year to £8.7m. EMI Music Publishing remains at the forefront of the publishing industry's effort to ensure that the right structures are in place to identify and fully collect all future digital revenues.

Summary and outlook

EMI Group had a successful first half, delivering significant growth in both revenues and profits. Both our recorded music and music publishing divisions made good progress during the period. The global recorded music industry declined only modestly in the half, continuing the improved trend driven by rapid digital growth. We remain confident that digital music will return the industry to growth in due course. With strong release schedules for both EMI Music and EMI Music Publishing, the Group remains on track to deliver in line with our expectations for the full financial year.

Eric Nicoli
Chairman
EMI Group plc

Financial review

Underlying trading

Group revenue increased by 4.6% at constant currency in the first half of the year. This comprised an increase in first-half sales for EMI Music of 4.3% and an increase of 5.8% for EMI Music Publishing. At constant currency, there were revenue increases in all geographic regions apart from Asia Pacific. The impact on translation of the slight weakening of Sterling during the period resulted in a further 1.2% increase in revenue against the equivalent period in 2004/05. Overall, Group revenue at weighted average exchange rates increased from £874.0m in the first half of the 2004/05 financial year to £924.6m in the equivalent period in 2005/06, an increase of 5.8%.

In line with the increase in revenue, Group profit from operations (EBITA) (i) for the first half grew by 11.7% at constant currency. The EMI Music contribution, after allocation of central costs, grew by 33.8% at constant currency, whilst the Music Publishing contribution, after allocation of central costs, decreased by 1.2%. Exchange rate movements improved Group profit from operations by 0.9%. After taking currency movements into account, reported Group profit from operations (EBITA) (i) increased from £77.0m in the first half of the 2004/05 financial year to £86.7m in the equivalent period in 2005/06. EMI Music EBITA increased from £28.4m to £38.3m and EMI Music Publishing EBITA decreased from £48.6m to £48.4m. All geographic regions contributed to the overall increase in Group EBITA apart from North America and Asia Pacific. Particularly noteworthy were the increases from £6.6m in 2004/05 to £18.6m in 2005/06 for UK & Ireland, and from £17.6m to £31.3m in Continental Europe.

The Group's share of profit on its associated company investments increased from £0.3m in 2004/05 to £0.6m in 2005/06. Consequently, the total profit from operations for the Group increased from £77.3m in the first half of the prior year to £87.3m in the first half of this year.

Group finance charges before exceptional items increased from £39.7m in the first six months of 2004/05 to £46.3m in the equivalent period in 2005/06. The increased finance charges were a consequence of higher interest rates, lower amortisation of swap gains, lower notional net interest on pension fund assets and higher average net debt.

The Group tax charge increased from £8.8m to £9.0m in the first half of the year. As in prior years, the underlying tax rate used in the calculation of the tax charge for the first half year is the proforma rate for the full year. For 2005/06, the rate is 22.0%.

The Group's adjusted profit on ordinary activities after taxation (ii) increased from £28.8m in the first six months of 2004/05 to £32.0m in 2005/06, an increase of 11.1%.

The adjusted basic earnings per share (ii) were 3.9p in the first half of 2005/06, an increase of 0.7p from the first half of 2004/05. Adjusted diluted earnings per share, the calculation of which includes the impact of the potential conversion of convertible bonds (and related bond interest) together with the possible exercise of dilutive share options, increased over the same period from 3.4p to 4.0p.

Other items affecting earnings

Exceptional items and amortisation comprise operating exceptional costs, finance exceptional costs and amortisation of music copyrights and intangibles.

Notes:
(i)   Group profit from operations (EBITA) is before exceptional items and amortisation and before share of profit in associates.
(ii)   Before exceptional items and amortisation.

4

The Group is reporting operating exceptional income of £2.6m in the first half of 2005/06 compared with income of £0.8m in the first half of the prior year. In both years, the component elements were gains on property disposals and fair value adjustments to listed investments.

The Group is reporting finance exceptional net income relating to remeasurements of £14.4m compared to £41.0m in the first half of last year. This primarily relates to the gain on revaluation to fair value of the convertible bond derivative of £14.2m (2004/05: £47.4m gain) and the foreign exchange gain on Euro borrowings of £4.0m (2004/05: £7.5m loss).

Amortisation of music copyrights and other intangibles amounted to £25.4m in the first half in comparison with £24.6m in the equivalent period last year.

The charge for the minority interest share of profit decreased from £3.4m in the prior year first half to £1.1m in 2005/06. This primarily reflected the decrease in profit in TOEMI, our Japanese recorded music business.

In recognition of the solid results in a demanding marketplace, the Board has declared an interim dividend of 2.0p per share, in line with the interim dividend last year.

Reported results
Total Group profit from operations (including share of associates) was £64.5m in comparison with £53.5m in the first six months of 2004/05. This increase was primarily due to improved trading.

Total profit before taxation was £32.6m in the first half of 2005/06 as against £54.8m in the equivalent period of 2004/05. This decrease was entirely due to the reduction in finance exceptional income.

Cash flow and net borrowings
The net cash outflow from operating activities of £79.0m for this year compares with an outflow of £50.5m in the first half of the prior year. The increased cash outflow was primarily driven by working capital being £61.8m higher at 30 September 2005 than at 30 September 2004, largely due to sales phasing.

The net cash outflow from investing activities fell to £12.7m from £79.8m in the prior year. The higher amount in 2004/05 was the consequence of significant staged payments for Music Publishing copyright acquisitions. There were no comparable payments in 2005/06.

The net interest payment totalled £65.7m in the first half. The cash interest paid was higher than the charge in the Consolidated income statement as the interest payable on our Sterling bond is payable in one instalment in May.

After net interest payments, dividends to shareholders and minorities of £18.0m and other payments of £0.6m, the increase in net debt resulting from cashflows was £176.0m. After currency exchange losses of £25.6m and remeasurements of £5.6m, net debt at 30 September 2005 was £1,064.7m. Given the seasonality in our business, net debt at the half year is typically higher than at the financial year end.

Martin Stewart
Chief Financial Officer,
EMI Group plc

5

EMI Music operating review

EMI Music significantly outperformed the global recorded music industry in the six months to 30 September 2005, gaining market share. The division reported a constant currency increase in revenues of 4.3% and 6.3% on a pre-IFRS basis. The lower growth rate under IFRS reflects the reclassification as revenue of income from jointly controlled operations. A combination of releases from new developing artists such as KT Tunstall, Radja, RBD and The Magic Numbers, and big-selling albums from global superstars such as Coldplay, Gorillaz and The Rolling Stones, helped drive this strong performance.

Operating profit increased by 34.9% to £38.3m, resulting in a 1.1% improvement in the operating margin. Cost savings from our restructuring programme announced in March 2004 helped drive this increase in profitability.

Market share gains were achieved in almost all regions, with global physical share increasing from 12.5% to 13.1% (i).

The UK was again a source of creative excellence. New album releases from Coldplay and Gorillaz were met with great critical acclaim and have been top sellers around the world. Coldplay's *X&Y* achieved the number one position in 32 countries including the UK, US, Japan, France, Germany, Canada and Australia and in every iTunes chart globally. *X&Y* sold a total of 7.5m units in the first half and Gorillaz' *Demon Days* sold 3.4m units. Both Coldplay and Gorillaz won awards at the MTV Video Music Awards in Lisbon earlier this month. The UK has also been successful in breaking and developing new talent, in particular The Magic Numbers and KT Tunstall whose debut album *Eye to the Telescope* has now sold over one million units.

We are seeing the benefits of a successful turnaround in our Continental European business with both revenue and profits growing well in this region in the first half. EMI Music has led the European charts with EMI artists holding the number one position for 27 weeks of this calendar year. In particular, our French business has delivered an excellent performance gaining significant market share. Through strong A&R there have been a number of album successes from both established artists, such as Raphael and Souchon, and new developing artists such as Cali and Camille. We gained market share in all the other key Continental European markets with top-selling albums from local artists including Subsonica in Italy, Bebe and Amaral in Spain, Wir Sind Helden in Germany and Anouk in Benelux.

Our North American business gained market share during the half despite a lighter release schedule. This performance was driven by good sales of Coldplay, Gorillaz, The Rolling Stones and Paul McCartney, reflecting the effective marketing and promotion of these albums in the US, and also key local successes including strong sell-through on Keith Urban's latest album *Be Here*, as well as new album releases from Dierks Bentley and Christian artist Relient K.

Australasia delivered a very strong performance in the first half, gaining significant market share. Top-selling albums in this region were from Coldplay, Gorillaz and local superstar Missy Higgins.

Our Japanese business lost market share in the first half, with the weakness in this region reflecting a lack of releases from local artists. We are focused on revitalising our Japanese roster but recognise that this takes time.

Note:
(i)   Source: EMI Group based on IFPI data. This represents EMI Music's share of global physical sales only and does not include its share of digital sales. The industry is working on improving digital market statistics and EMI hopes to include market share figures, including both physical and digital, in its full year results' announcement.

EMI Music's digital revenues continue to grow very strongly, almost tripling in value in the first half to £35.9m. Looking ahead, we continue to be focused on maximising all digital revenue opportunities for our music content, negotiating deals on the right terms with the digital retailers and, most importantly, supporting and developing new ways of monetising our exclusive music content. As an example, during the half we have seen music video downloads to mobile phones and portable music devices becoming a reality. We remain optimistic about the digital opportunity and believe that digital will continue to be a key growth driver for our business both in the near and long term. As a global music content business, we believe that EMI Music is well positioned to maximise future digital growth opportunities across all platforms, products and regions.

For the second half, we have a strong release schedule with depth across the regions. The latest album from superstar Robbie Williams, *Intensive Care*, was released in late October and has already sold approximately 3.5m units, making it his fastest-selling album to date. Robbie was recently awarded the Best Male Artist honour at the MTV Europe awards. Other highlights of the second-half release schedule include, from the UK, albums from Kate Bush, Depeche Mode, Massive Attack and Starsailor, from Continental Europe, albums from Jean-Louis Aubert, Diam's and Vasco Rossi, from Japan, albums from 175R and Kishidan and from the US, albums from Beastie Boys, Ben Harper, Bubba Sparxxx, Chingy, Dem Franchise Boys, KoRn and Yellowcard.

Alain Levy
Chairman and CEO,
EMI Music

EMI Music Publishing operating review

EMI Music Publishing's pursuit of new revenue streams and an ongoing focus on signing the best song-writing talent continued to pay dividends in the six months to 30 September 2005, with divisional revenues increasing by 5.8% at constant currency over the period. A broad range of songs, songwriters and products underpinned this growth, reflecting the quality of the portfolio and the innovative ways in which we are monetising this asset. Operating profit was broadly flat on the prior year, with the benefits of growing revenues being offset by a heavier first-half weighting of certain overhead costs and higher employee benefits charges under IFRS this year versus last year.

All revenue streams recorded growth in the period. Mechanical revenues were up 1.4% due to the success of releases by songwriters such as Jermaine Dupri, Rob Thomas, Kelly Clarkson, James Blunt and Daddy Yankee. This was an impressive result in the context of a music market that remained subdued in the prior six months.

Performance revenues grew by 4.9% and now represent close to 30% of divisional revenues. Key drivers of growth in this business are the chart success of songs from our roster of active songwriters and the proliferation of new media channels, especially across Europe.

Synchronisation revenues were again a strong contributor to revenue growth, rising by 10.6% over the period. Our music was used in advertising campaigns for brands ranging from Aquafina to American Express and in TV programmes such as *Alias* and *Desperate Housewives*.

Digital revenues rose to £8.7m and now account for 4.3% of divisional sales. Digital downloads as well as mobile phone personalisation products, such as ring tones, ring tunes and ring backs, fuelled this growth. This development of our digital business is an exciting example of our continuing strategy to extend the use of our music into new areas. We are working to ensure that appropriate industry-wide licence regimes and collection structures are in place to support this expansion.

EMI Music Publishing enjoyed revenue growth across all regions. In the US, digital and synchronisation were areas of particular strength while, in the UK, performance exhibited strong growth. In Continental Europe, Spain was a highlight due to higher synchronisation income and increased mechanical revenues. South Korea, Malaysia and Taiwan were significant performers, contributing to double-digit growth in the South East Asian region.

Recent and forthcoming releases from artists including Alicia Keys, Arctic Monkeys, Black Eyed Peas, Depeche Mode, Destiny's Child, Jamiroquai, Sean Paul, Prodigy, Sugababes, Kanye West, and Pharrell Williams should underpin good results in the second half.

Martin Bandier
Chairman and CEO,
EMI Music Publishing

Auditor's report
Independent review report to EMI Group plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 September 2005 which comprises the Consolidated income statement, Consolidated balance sheet, Statement of recognised income and expense, Consolidated cash flow statement, and the related notes 1 to 10. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with those IFRSs adopted for use by the European Union. This Interim Report has been prepared in accordance with the requirements of IFRS 1 *First-Time Adoption of International Financial Reporting Standards* relevant to interim reports.

The accounting policies are consistent with those that the Directors intend to use in the next financial statements.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

Ernst & Young LLP
London
15 November 2005

Consolidated income statement
at 30 September 2005 (unaudited)

	Notes	Total £m
Revenue	2	**924.6**
Group profit from operations before operating exceptional items and amortisation		**86.7**
Operating exceptional items and amortisation	3	**(22.8)**
Share of profit in associates		**0.6**
Profit from operations	2	**64.5**
Finance charges:		
Finance income	3&4	**47.9**
Finance costs	3&4	**(79.8)**
Total net finance charges		**(31.9)**
Profit (loss) before taxation		**32.6**
Overseas taxation		**(9.0)**
UK taxation		**–**
Taxation	5	**(9.0)**
Profit (loss) on continuing operations after taxation		**23.6**
Attributable to:		
Equity holders of the parent		**22.5**
Minority interest		**1.1**

Earnings per share (EPS)

	Notes	
Basic earnings per Ordinary Share	7	
Diluted earnings per Ordinary Share		
Adjusted basic earnings per Ordinary Share	7	
Adjusted diluted earnings per Ordinary Share	7	

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Average exchange rates for the period

US Dollar to £1
Euro to £1
Yen to £1

The results for the period have been translated into Sterling at the appropriate average exchange rates.

*Exceptional items include operating exceptional items and finance exceptional items. Operating exceptional items include impairment of goodwill, gains (losses) on disposal of property, plant and equipment and remeasurement of listed investments.
Finance exceptional items include remeasurement of financial assets and liabilities to be included within finance charges and exceptional refinancing costs.

Six months ended 30 September 2005			Six months ended 30 September 2004		Year ended 31 March 2005		
Exceptional items and amortisation* £m	Underlying £m	Underlying Restated £m	Exceptional items and amortisation* Restated £m	Total Restated £m	Underlying Restated £m	Exceptional items and amortisation* Restated £m	Total Restated £m
–	924.6	874.0	–	874.0	2,001.2	–	2,001.2
–	86.7	77.0	–	77.0	225.1	–	225.1
(22.8)	–	–	(23.8)	(23.8)	–	(65.5)	(65.5)
–	0.6	0.3	–	0.3	1.1	–	1.1
(22.8)	87.3	77.3	(23.8)	53.5	226.2	(65.5)	160.7
19.6	28.3	28.9	48.5	77.4	58.6	32.9	91.5
(5.2)	(74.6)	(68.6)	(7.5)	(76.1)	(143.7)	(9.5)	(153.2)
14.4	(46.3)	(39.7)	41.0	1.3	(85.1)	23.4	(61.7)
(8.4)	41.0	37.6	17.2	54.8	141.1	(42.1)	99.0
–	(9.0)	(8.8)	–	(8.8)	(38.5)	–	(38.5)
–	–	–	–	–	7.0	7.6	14.6
–	(9.0)	(8.8)	–	(8.8)	(31.5)	7.6	(23.9)
(8.4)	32.0	28.8	17.2	46.0	109.6	(34.5)	75.1
				42.6			75.6
				3.4			(0.5)

Six months ended 30 September 2005	Six months ended 30 September 2004 Restated	Year ended 31 March 2005 Restated
2.9p	5.4p	9.6p
3.1p	5.4p	9.7p
3.9p	3.2p	13.4p
4.0p	3.4p	13.1p

Six months ended 30 September 2005	Six months ended 30 September 2004	Year ended 31 March 2005
1.82	1.81	1.85
1.47	1.49	1.46
200.54	198.78	198.32

Consolidated balance sheet
at 30 September 2005 (unaudited)

	At 30 September 2005 £m	At 30 September 2004 Restated £m	At 31 March 2005 Restated £m
Assets			
Non-current assets			
Music copyrights and intangibles	**404.5**	436.2	404.6
Goodwill	**39.2**	34.4	35.1
Property, plant and equipment	**200.0**	216.1	200.0
Investments: associates (inc. goodwill)	**9.5**	6.2	8.5
Other fixed asset investments	**15.0**	15.5	14.9
Financial derivatives	**26.4**	7.6	16.9
Other debtors	**–**	–	6.6
	694.6	716.0	686.6
Current assets			
Stocks	**30.2**	29.1	28.2
Advances	**352.6**	372.0	336.0
Trade debtors	**491.6**	375.1	300.1
Other debtors	**25.3**	27.9	133.6
Deferred taxation	**30.5**	23.9	29.9
Investments: liquid funds	**3.1**	2.7	1.6
Cash at bank and in hand and cash deposits	**193.2**	152.8	240.9
	1,126.5	983.5	1,070.3
Total Assets	**1,821.1**	1,699.5	1,756.9
Liabilities			
Non-current liabilities			
Borrowings	**(1,239.6)**	(1,140.5)	(1,068.7)
Other creditors	**(11.2)**	(71.9)	(10.2)
Deferred taxation	**(8.3)**	(4.1)	(8.2)
Pension provisions	**(72.3)**	(106.9)	(100.1)
Financial derivatives	**(83.3)**	(73.7)	(92.8)
Other provisions	**(36.9)**	(71.6)	(43.6)
	(1,451.6)	(1,468.7)	(1,323.6)
Current liabilities			
Borrowings	**(21.4)**	(22.3)	(31.3)
Other creditors	**(1,193.5)**	(1,072.0)	(1,236.1)
	(1,214.9)	(1,094.3)	(1,267.4)
Total liabilities	**(2,666.5)**	(2,563.0)	(2,591.0)
Net liabilities	**(845.4)**	(863.5)	(834.1)

	At 30 September 2005 £m	At 30 September 2004 Restated £m	At 31 March 2005 Restated £m
Equity			
Equity attributable to equity holders of the parent			
Called-up share capital	**110.6**	110.6	110.6
Share premium account	**447.3**	447.2	447.3
Capital redemption reserve	**495.8**	495.8	495.8
Foreign exchange reserve	**(11.2)**	(9.5)	3.8
Other reserves	**238.8**	239.6	235.4
Profit and loss reserve	**(2,175.2)**	(2,212.0)	(2,176.3)
	(893.9)	(928.3)	(883.4)
Minority interests (equity)	**48.5**	64.8	49.3
Total equity	**(845.4)**	(863.5)	(834.1)

Period–end exchange rates

	At 30 September 2005	At 30 September 2004	At 31 March 2005
US Dollar to £1	**1.77**	1.81	1.89
Euro to £1	**1.47**	1.46	1.45
Yen to £1	**200.51**	199.44	202.11

The balance sheet has been translated into Sterling at the appropriate period-end exchange rates.

Statement of recognised income and expense
for the six months ended 30 September 2005 (unaudited)

	Six months ended 30 September 2005 £m	£m	Six months ended 30 September 2004 Restated £m	Restated £m	Year ended 31 March 2005 Restated £m	Restated £m
Profit for the financial period:						
Group	**21.9**		42.3		74.5	
Associated undertakings	**0.6**		0.3		1.1	
Profit for the period		**22.5**		42.6		75.6
Currency retranslation – Group	**(14.6)**		(9.5)		3.8	
Pension funds: actuarial gains and losses	**25.0**		–		3.6	
Revaluation movements	**2.4**		–		9.5	
Other recognised income and expense		**12.8**		(9.5)		16.9
Total recognised income and expense relating to the period		**35.3**		33.1		92.5

13

Consolidated cash flow statement

for the six months ended 30 September 2005 (unaudited)

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Cash flows from operating activities			
Cash receipts from operations	**848.9**	934.9	1,984.7
Cash used in operations	**(909.2)**	(967.9)	(1,763.0)
Tax paid	**(18.7)**	(17.5)	(32.7)
Net cash generated from (used in) operating activities	**(79.0)**	(50.5)	189.0
Net cash flows from investing activities	**(12.7)**	(79.8)	(107.3)
Net cash flows from financing activities			
Issue of ordinary share capital	**–**	1.6	1.7
Purchase of own shares	**(0.6)**	(0.3)	(0.3)
Equity dividends paid	**(15.7)**	(15.7)	(62.9)
Dividends paid to minorities	**(2.3)**	(0.9)	(1.3)
Management of liquid resources	**0.2**	(0.4)	(0.8)
Financing:			
New loans	**193.4**	81.2	128.9
Loans repaid	**(69.9)**	(44.5)	(127.1)
Capital element of finance lease repayments	**(0.4)**	(0.4)	(0.8)
Interest received	**9.0**	2.8	5.2
Interest paid	**(74.4)**	(66.1)	(105.5)
Interest element of finance lease repayments	**(0.3)**	(0.2)	(0.5)
Net cash generated from (used in) financing activities	**39.0**	(42.9)	(163.4)
Net (decrease) in cash	**(52.7)**	(173.2)	(81.7)
Cash at the beginning of the period	**227.3**	310.2	310.2
Exchange gains (losses) on cash in the period	**0.4**	(5.5)	(1.2)
Cash at the end of the period	**175.0**	131.5	227.3

Reconciliation of net cash flow to movement in net debt

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
(Decrease) in cash	**(52.7)**	(173.2)	(81.7)
Cash (inflow) outflow from (decrease) increase in liquid reources	**(0.2)**	0.4	0.8
Cash (inflow) from increase in loans	**(193.4)**	(81.2)	(128.9)
Cash outflow from repayment of loans and finance leases	**70.3**	44.9	127.9
Change in net debt resulting from cash flows	**(176.0)**	(209.1)	(81.9)
Loans acquired	**–**	–	–
Remeasurements	**(5.6)**	3.4	16.4
Exchange differences	**(25.6)**	(10.2)	(0.6)
Movements in net debt	**(207.2)**	(215.9)	(66.1)
Net debt at the beginning of the period	**(857.5)**	(791.4)	(791.4)
Net debt at the end of the period	**(1,064.7)**	(1,007.3)	(857.5)

Notes to the consolidated cash flow statement
for the six months ended 30 September 2005 (unaudited)

a) Reconciliation of operating profit to net cash flow from operating activities

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Group profit from operations			
(before share of profit in associates)	**63.9**	53.2	159.6
Depreciation charge	**12.9**	12.1	25.1
Property impairment charge	**–**	–	18.6
Gain on disposal of property, plant and equipment	**(1.2)**	(0.7)	(0.8)
Amortisation and impairment charge:			
Music copyrights and intangibles	**25.4**	24.2	45.8
Goodwill	**–**	0.4	2.2
ESOP transactions	**0.9**	1.2	2.3
Amounts provided	**1.6**	10.0	15.0
Provisions utilised	**(12.1)**	(43.9)	(75.7)
Remeasurements	**(1.6)**	(0.1)	–
Share awards reserve movement	**1.1**	–	–
Increase (decrease) in working capital:			
Stock	**(1.0)**	(0.7)	(0.1)
Debtors	**(84.5)**	15.2	39.1
Creditors	**(65.7)**	(103.9)	(9.4)
Net cash generated from (used in) activities	**(60.3)**	(33.0)	221.7
Tax paid	**(18.7)**	(17.5)	(32.7)
Net cash generated from (used in) operating activities	**(79.0)**	(50.5)	189.0

b) Analysis of movements in the Group's net borrowings in the period

	At 1 April 2005 Restated £m	Cash flow £m	Acquisitions (disposals) £m	Remeasurements £m	Exchange movement £m	At 30 September 2005 £m
Cash at bank and in hand	239.1	(47.4)	–	–	1.3	**193.0**
Overdrafts	(11.8)	(5.3)	–	–	(0.9)	**(18.0)**
Cash	227.3	(52.7)	–	–	0.4	**175.0**
Debt due after more than one year	(1,052.8)	(139.5)	–	(5.6)	(26.2)	**(1,224.1)**
Debt due within one year	(18.2)	16.0	–	–	(0.1)	**(2.3)**
Finance leases	(17.2)	0.4	–	–	0.2	**(16.6)**
Financing	(1,088.2)	(123.1)*	–	(5.6)	(26.1)	**(1,243.0)**
Investments: liquid funds	1.6	1.5	–	–	–	**3.1**
Cash deposits	1.8	(1.7)	–	–	0.1	**0.2**
Liquid resources	3.4	(0.2)	–	–	0.1	**3.3**
Total	(857.5)	(176.0)	–	(5.6)	(25.6)	**(1,064.7)**

*Cash flow on financing of £(123.1)m is split between new loans of £(193.4)m, loans repaid of £69.9m and the capital element of finance leases repaid of £0.4m.

The Group has cash and liquid resources balances of £81.8m held with banks within the UK and £114.5m held with banks outside, but freely transferable to, the UK.

The following definitions have been used:
Cash: Cash in hand and deposits repayable on demand if available within 24 hours without penalty, including overdrafts.
Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.
Financing: Borrowings, less overdrafts which have been treated as cash.

Notes to the financial statements
for the six months ended 30 September 2005 (unaudited)

1. Significant accounting policies

Basis of preparation
The interim financial information comprises the accounts of the Company and its subsidiaries on a historical cost basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged are adjusted to record changes in the fair values attributable to the risks that are being hedged.

Following a regulation adopted by the European Parliament, the interim financial information has been prepared in accordance with International Financial Reporting Standards (IFRS). The Group's principal accounting policies under IFRS are set out below. The transition date for the application of IFRS is 1 April 2004, and the comparative figures for the six months ended 30 September 2004 and the year ended 31 March 2005 have been restated accordingly.

IFRS 1 *First-Time Adoption of IFRS*
When preparing its IFRS balance sheet as at 30 September 2005, the Group has taken the following options available under IFRS 1 in applying IFRS:
- The requirements of IFRS 3 *Business Combinations* have been applied prospectively from 1 April 2003;
- All actuarial gains and losses in respect of defined benefit pension and post-retirement schemes have been recognised in full in reserves from 1 April 2004;
- Cumulative translation differences relating to net investments in overseas companies that arose prior to 1 April 2004 have been set to zero and will not be included in any subsequent calculation of profit or loss on disposal;
- Only those employee share options granted after 7 November 2002 that had not vested as at 1 January 2005 have been measured at fair value; and
- The Group has chosen to adopt IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* from 1 April 2004.

Basis of consolidation
The consolidated financial statements comprise the financial statements of EMI Group plc and its subsidiaries for the period ended 30 September 2005.

All intercompany balances and transactions, including unrealised profits and losses arising from intra-group transactions, have been eliminated in full.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting year during which EMI Group plc has control.

Foreign currency translation
Sterling (£) is the functional currency of the parent undertaking and the presentational currency of the Group. The functional currency of subsidiaries, joint ventures and associated companies ('foreign operations') is the currency of the primary economic environment in which they operate.

Transactions in foreign currencies are initially recorded in the functional currency at the rate ruling on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to profit or loss with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign operation. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in profit or loss. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The assets and liabilities of foreign operations are translated into sterling at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the period. The exchange differences arising on the retranslation of foreign operations are taken directly to a separate component of equity. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

Business combinations and goodwill
The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired, and liabilities and contingent liabilities assumed, in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of the acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Goodwill on acquisition is initially measured at cost. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Due to the adoption of IFRS 3 *Business Combinations* from 1 April 2003, goodwill on acquisitions from 1 April 2003 is not amortised and goodwill already carried in the balance sheet is not amortised from 1 April 2003. Goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For an asset, such as goodwill, that does not generate largely independent cash flows, the recoverable amount is determined for the smallest identifiable group of assets, including that asset, that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (a 'cash generating unit').

Goodwill previously written off under the provisions of the then UK GAAP, that is, on acquisitions made prior to 1 April 1998, remains eliminated against reserves. Such goodwill previously written off is not included in the calculation of profit or loss on disposal or termination of businesses to which the goodwill relates.

Intangible assets
Intangible assets include music copyrights and other intangibles. Intangible assets acquired separately are capitalised at cost, whilst those acquired as part of a business acquisition are capitalised at fair value at the date of acquisition.

Following initial recognition, intangible assets with finite lives are amortised on a systematic basis over their economic useful lives. Intangible assets are tested for impairment if events or changes in circumstances indicate that the carrying value may be impaired. Useful lives are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Intangible assets created within the business that cannot be distinguished from the cost of developing the business as a whole are not capitalised. Any relevant expenditure is charged against profit from operations in the period in which the expenditure is incurred.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis to write off the cost, less residual value, of assets over the estimated useful life of the asset. The annual rates used are:

Freehold buildings	2%
Property held under finance leases and leasehold improvements	Period of lease
Plant, equipment and vehicles	10 – 33⅓%

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Where an indicator of impairment exists, the Group makes an estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Assets are derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the income statement in the period in which the item is derecognised.

Notes to the financial statements

1. Significant accounting policies (continued)

Leases

Leases which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item are capitalised as finance leases at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the lease liability. Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Investments in joint ventures and associates

The Group's investments in its associates are accounted for using the equity method. The investment is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value or dividends received. The Group's share of the results after interest and tax of the associate are included in profit from operations. When an associate has recognised a change in net assets other than through the income statement, the Group recognises its share of the change and discloses it, when applicable, in the statement of recognised income and expense.

The Group has a number of jointly controlled operations where there is no separate legal entity. The expenses that the Group incurs, and the share of the income that the Group earns, from the sale of goods by these jointly controlled operations are included in the income statement. The assets that the Group controls, and the liabilities that the Group incurs, in respect of these jointly controlled operations are included in the balance sheet.

Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. For those investments designated as fair value through profit and loss, changes in fair value are recognised in the income statement along with gains or losses on disposal.

Those investments for which a fair value cannot reliably be determined are held at cost less any impairment in value.

Advances

In the ordinary course of business the Group pays advances, and other expenses recoupable from future royalties, to performing artists, songwriters, producers and third party repertoire owners. The amounts paid are carried at cost less recoupment and less an allowance for any unrecoupable amounts. The allowance is based on past revenue performance, current popularity and projected revenue.

Advances are recoupable during the business operating cycle. All advances are therefore reported as current assets, including advances recoupable more than 12 months after the balance sheet date.

Trade receivables

Trade receivables, which generally have 30-90 day terms, are recognised and carried at the originally invoiced amount less an allowance for any doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost includes manufacturing overheads where appropriate.

Cash and cash equivalents

Cash and short-term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Amortised cost is calculated by taking into account any issue costs and any discount or premium on settlement. Gains and losses on derecognition are recognised in finance charges.

Hedge accounting is adopted where derivatives, such as 'fixed to floating' interest rate swaps, are held as fair value hedges against fixed interest rate borrowings. Under fair value hedge accounting, fixed interest rate borrowings are revalued at each balance sheet date by the change in fair value attributable to the interest rate risk being hedged.

Derivative financial instruments

The Group uses derivative financial instruments such as interest rate swaps and foreign currency contracts to hedge risks associated with interest and exchange rate fluctuations. Such derivative financial instruments are stated at fair value. The fair values of interest rate swaps and foreign currency contracts are determined by reference to market rates for similar instruments.

For the purpose of hedge accounting, hedges are classified as either: fair value hedges, when they hedge the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges, where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecast transaction.

In relation to fair value hedges (e.g. fixed to floating interest rate swaps held as fair value hedges against fixed interest rate borrowings) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk, is adjusted against the carrying amount of the hedged item and recognised in the income statement. The Group does not currently hold any cash flow hedges.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement.

Guaranteed convertible bonds

The component of the guaranteed convertible bonds that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of issue costs. On issue of the guaranteed convertible bonds, the fair value of the liability component was determined using a market rate for an equivalent non-convertible bond. This amount is carried as a liability on an amortised cost basis until extinguished on conversion or redemption. As the convertible bonds are denominated in US dollars but are convertible to Sterling shares, the remainder of the proceeds is allocated to the conversion option that is recognised and included as a derivative liability, net of issue costs. The value of the conversion option is revalued to fair value at each balance sheet date, with movements in fair value reflected as finance charges or finance income.

Issue costs were apportioned between the liability and derivative components of the guaranteed convertible bonds based on the allocation of proceeds to the liability and derivative components when the instruments were first recognised.

Notes to the financial statements

for the six months ended 30 September 2005 (unaudited) – continued

1. Significant accounting policies (continued)

Employee benefits (other than post-employment benefits)
Employee benefits that can be carried forward if they have not been used are accrued as they are earned until the benefit is paid or used. Those employee benefits that are foregone if not taken at the time are expensed when incurred.

Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and when a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money on the quantification of the provision is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance charge.

Pensions and other post-employment benefits
The Group operates three major defined benefit pension schemes, plus a number of smaller defined benefit pension schemes. The cost of providing benefits under the schemes is determined separately for each scheme using the projected unit actuarial valuation method.

Liabilities of the schemes are discounted by the current rate of return of an AA-rated corporate bond of equivalent term and currency to the liabilities. Assets of the schemes are measured at fair value at the balance sheet date. Actuarially calculated surpluses or deficits on the defined benefit schemes are included within the consolidated balance sheet. The service cost of each of the schemes is charged against profit from operations. Expected long-term returns on defined benefit scheme assets and interest on defined benefit scheme liabilities are included as net finance charges. Effective from 1 April 2004, the Group has adopted the amendment to IAS 19 *Employee Benefits* that permits actuarial gains and losses to be charged or credited directly to reserves through the statement of recognised income and expense.

In addition, the Group operates a number of defined contribution schemes. Contributions to defined contribution schemes are charged to the income statement as incurred.

Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:
* Sale of goods: revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reliably measured. Revenue is measured at fair value after making provision in respect of expected future returns of goods and services supplied by the Group prior to the balance sheet date;
* Royalty and other income: all royalty and other income is recognised when it has been earned and can be reliably measured.

Share-based payments
The share option programme allows certain Group employees to acquire shares of the Company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and the expense is spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted.

The amount recognised as an expense reflects the extent to which the vesting period has expired and the Group's best estimate of the number of awards that will ultimately vest. No expense is recognised for awards that do not ultimately vest, except for awards where the vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Certain subsidiaries of the Group have employee share incentive plans and the Group has an employee share trust to satisfy non-transferable options granted to executives and senior employees. Shares in the Group held by the employee share trust are treated as treasury shares and presented in the balance sheet as a deduction from equity.

The Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on or before 1 January 2005.

Finance charges and finance income
Finance charges comprise interest payable on borrowings calculated using the effective interest rate method, foreign exchange losses and losses on hedging instruments that are recognised in the income statement.

Finance income comprises interest receivable on funds invested calculated using the effective interest rate method, dividend income, foreign exchange gains and gains on hedging instruments that are recognised in the income statement.

Income tax
Income tax on the profit or loss for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous periods.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Segments
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those segments operating in other economic environments.

Notes to the financial statements

for the six months ended 30 September 2005 (unaudited) – continued

2. Segmental analyses

	Six months ended 30 September 2005			Six months ended 30 September 2004			Year ended 31 March 2005		
	EMI Music £m	EMI Music Publishing £m	Total £m	EMI Music Restated £m	EMI Music Publishing Restated £m	Total Restated £m	EMI Music Restated £m	EMI Music Publishing Restated £m	Total Restated £m
By class of business:									
Group revenue	**720.7**	**203.9**	**924.6**	683.0	191.0	874.0	1,600.5	400.7	2,001.2
Group profit from operations before operating exceptional items and amortisation	**38.3**	**48.4**	**86.7**	28.4	48.6	77.0	125.5	99.6	225.1
Operating exceptional items and amortisation	**0.9**	**(23.7)**	**(22.8)**	(1.1)	(22.7)	(23.8)	(22.8)	(42.7)	(65.5)
Share of profit in associates	**0.2**	**0.4**	**0.6**	–	0.3	0.3	0.6	0.5	1.1
Group profit from operations	**39.4**	**25.1**	**64.5**	27.3	26.2	53.5	103.3	57.4	160.7
Finance charges			**(31.9)**			1.3			(61.7)
Profit before taxation			**32.6**			54.8			99.0
Operating assets (liabilities)	**108.0**	**348.7**	**456.7**	12.2	386.6	398.8	(68.3)	340.6	272.3

	Six months ended 30 September 2005						
	United Kingdom £m	Rest of Europe £m	Latin America £m	North America £m	Asia Pacific £m	Other £m	Total £m
By origin:							
Group revenue	**143.7**	**271.3**	**33.8**	**303.0**	**160.4**	**12.4**	**924.6**
Group profit from operations before operating exceptional items and amortisation	**18.6**	**31.3**	**1.0**	**29.9**	**4.1**	**1.8**	**86.7**
Operating exceptional items and amortisation	**(2.2)**	**(3.4)**	**–**	**(16.8)**	**(0.4)**	**–**	**(22.8)**
Share of profit in associates							**0.6**
Group profit from operations							**64.5**
Finance charges							**(31.9)**
Profit before taxation							**32.6**
Operating assets (liabilities)	**52.3**	**21.6**	**1.0**	**331.4**	**48.8**	**1.6**	**456.7**

22

2. Segmental analyses (continued)

By origin:	United Kingdom Restated £m	Rest of Europe Restated £m	Latin America Restated £m	North America Restated £m	Asia Pacific Restated £m	Other Restated £m	Total Restated £m
Group revenue	133.2	245.3	23.5	289.7	172.8	9.5	874.0
Group profit from operations before							
operating exceptional items and amortisation	6.6	17.6	0.1	41.1	10.4	1.2	77.0
Operating exceptional items and amortisation	(2.3)	(2.2)	(0.6)	(19.0)	0.3	--	(23.8)
Share of profit in associates							0.3
Group profit from operations							53.5
Finance charges							1.3
Profit before taxation							54.8
Operating assets (liabilities)	(15.3)	5.0	(4.2)	325.3	87.3	0.7	398.8

By origin:	United Kingdom Restated £m	Rest of Europe Restated £m	Latin America Restated £m	North America Restated £m	Asia Pacific Restated £m	Other Restated £m	Total Restated £m
Group revenue	339.6	633.9	55.8	581.3	366.3	24.3	2,001.2
Group profit from operations before							
operating exceptional items and amortisation	46.3	84.4	3.2	68.9	17.8	4.5	225.1
Operating exceptional items and amortisation	(3.8)	(4.6)	(0.7)	(35.8)	(20.6)	--	(65.5)
Share of profit in associates							1.1
Group profit from operations							160.7
Finance charges							(61.7)
Profit before taxation							99.0
Operating assets (liabilities)	(0.4)	(50.6)	0.7	283.3	40.3	(1.0)	272.3

Profit from operations is analysed instead of profit before taxation as finance charges are borne centrally
and are not allocated to the operating businesses. Operating assets include deferred consideration of £1.0m
(30 September 2004: £1.2m; 31 March 2005: £0.9m): this amount is not conditional upon the satisfaction
of future performance criteria.

Notes to the financial statements
for the six months ended 30 September 2005 (unaudited) – continued

3. Exceptional items and amortisation

Exceptional items include material items which do not derive from events or transactions that fall within the ordinary activities of the Group and which have been disclosed seperately to provide a better understanding of the underlying trading performance of the Group on a normalised basis.

(i) Operating exceptional items and amortisation

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Net gain on sale of property, plant and equipment	1.0	0.7	0.8
Fair value adjustment to listed investments	1.6	0.1	0.2
Release of overprovision for reorganisation costs charged in prior years	2.4	2.6	3.8
Reorganisation costs	(2.4)	(2.6)	(3.8)
Property impairment	–	–	(18.5)
Amortisation	(25.4)	(24.6)	(48.0)
Total	**(22.8)**	(23.8)	(65.5)

The attributable tax charge is £nil (30 September 2004: £nil; 31 March 2005: £(7.6)m).

(ii) Finance exceptional items

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Convertible – derivatives	14.2	47.4	31.2
Interest rate swaps	1.4	1.1	1.7
Foreign exchange on borrowings	4.0	(7.5)	(9.5)
Exceptional refinancing costs	(5.2)	–	–
Total	**14.4**	41.0	23.4

The attributal tax charge is £nil (30 September 2004: £nil; 31 March 2005: £nil).

4. Finance charges

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Interest payable on:			
Bank overdrafts and loans	46.1	38.9	83.8
Other	28.5	29.7	13.9
	74.6	68.6	97.7
Interest receivable on:			
Bank balances	(1.0)	(0.9)	(2.2)
Other	(27.3)	(28.0)	(10.4)
	(28.3)	(28.9)	(12.6)
Group finance charges	46.3	39.7	85.1
Finance exceptional items (Note 3 (ii))	(14.4)	(41.0)	(23.4)
Total	**31.9**	(1.3)	61.7

5. Taxation

The tax charge for the six months ended 30 September 2005 has been calculated by reference to the proforma tax rate for the year ending 31 March 2006. The total tax charge of £9.0m (30 September 2004: £8.8m; 31 March 2005: £23.9m) includes £nil on exceptional items (30 September 2004: £nil; 31 March 2005: £(7.6)m).

6. Dividends (equity)

	Six months ended 30 September 2005 £m	Six months ended 30 September 2004 Restated £m	Year ended 31 March 2005 Restated £m
Ordinary dividends:			
2005 final dividend	**47.2**	–	–
2004 final dividend	–	47.2	–
2004 final dividend and 2005 interim dividend	–	–	62.9
Total	**47.2**	47.2	62.9

The 2005 final dividend of 6.0p per share was paid on 7 October 2005 to shareholders on the register at the close of business on 9 September 2005.

7. Earnings per Ordinary Share (EPS)

	Six months ended 30 September 2005 £m	Per share	Six months ended 30 September 2004 Restated £m	Restated Per share	Year ended 31 March 2005 Restated £m	Restated Per share
Earnings/basic EPS	**22.5**	**2.9p**	42.6	5.4p	75.6	9.6p
Adjustments:						
Exceptional items and attributable taxation	**(17.0)**	**(2.1)p**	(41.8)	(5.3)p	(13.5)	(1.7)p
Impairment of goodwill and amortisation						
of music copyrights and intangibles	**25.4**	**3.1p**	24.6	3.1p	48.0	6.1p
Minority interest (impairment of goodwill and						
amortisation of music copyrights and intangibles)	**(0.2)**	**–**	–	–	(0.3)	–
Minority interest (exceptional items and						
attributable taxation)	**–**	**–**	–	–	(4.8)	(0.6)p
Adjusted earnings/adjusted EPS	**30.7**	**3.9p**	25.4	3.2p	105.0	13.4p
Convertible bond interest	**4.6**	**0.1p**	4.5	0.2p	9.0	(0.3)p
Adjusted earnings/adjusted diluted EPS	**35.3**	**4.0p**	29.9	3.4p	114.0	13.1p

Basic

Weighted average number of Ordinary Shares in issue	**786.3m**	785.3m	785.6m

Diluted

Weighted average number of Ordinary Shares	**874.1m**	872.4m	872.8m

The weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 874.1m (30 September 2004: 872.4m; 31 March 2005: 872.8m), is the weighted average number of Ordinary Shares in issue, 786.3m (30 September 2004: 785.3m; 31 March 2005: 785.6m), plus adjustments for dilutive share options, 8.9m (30 September 2004: 8.3m; 31 March 2005: 8.3m), and for convertible bonds, 78.9m (30 September 2004: 78.8m; 31 March 2005: 78.9m).

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Notes to the financial statements

for the six months ended 30 September 2005 (unaudited) – continued

8. Investments

During the period, the Group invested £5.5m in buying out a minority interest, offset by £2.6m received from the disposal of current asset investments.

9. Reconciliation of movements in equity attributable to equity holders of the parent

	Notes	Six months ended 30 September 2005 £m	£m	Six months ended 30 September 2004 Restated £m	Restated £m	Year ended 31 March 2005 Restated £m	Restated £m
Opening balance			(883.4)		(916.4)		(916.4)
Profit for the financial period		22.5		42.6		75.6	
Dividends (equity)	6	(47.2)		(47.2)		(62.9)	
Other recognised gains and losses		12.8		(9.5)		16.9	
Goodwill adjustment		–		(0.3)		(0.3)	
ESOP transactions		0.3		0.9		2.0	
Share based payment		1.1		–		–	
Shares issued		–		1.6		1.7	
Net increase (decrease) for the period			(10.5)		(11.9)		33.0
Closing balance			**(893.9)**		**(928.3)**		**(883.4)**

10. Reconciliation to previous GAAP

The consolidated financial information has been prepared in accordance with International Financial Reporting Standards (IFRS). The adoption of these standards has resulted in changes to the accounting policies previously applied under UK GAAP for the 2005 financial year. The effects of differences from previous GAAP on the Income Statement and Equity Shareholders' Funds, insofar as they relate to the Group, are summarised below.

Reconciliation of profit

		Six months ended 30 September 2004	
	Group profit from operations (EBITA)* £m	Adjusted PBT** £m	Profit on ordinary activities after taxation £m
As previously reported under UK GAAP	79.8	36.9	2.8
Adjustments:			
Employee benefits[1]	(2.7)	2.0	2.0
Leases[2]	(0.1)	(0.3)	(0.3)
Derivatives[3]	–	(1.0)	40.1
Acquisitions[4]	–	–	1.6
Taxation[6]	–	–	(0.2)
As restated under IFRS	77.0	37.6	46.0

* Group profit from operations (EBITA) is before operating exceptional items***.
** Adjusted PBT is before exceptional items***.
*** See the Consolidated income statement for definitions of operating exceptional items and exceptional items.

26

Reconciliation of shareholders' equity

	£m
As previously reported under UK GAAP	(814.9)
Adjustments:	
Employee benefits[1]	(84.0)
Leases[2]	(0.8)
Derivatives[3]	(51.9)
Acquisitions[4]	2.9
Dividends[5]	15.7
Taxation[6]	4.7
As restated under IFRS	(928.3)

Explanatory notes

1 Employee benefits

Under UK GAAP, pension costs were charged to the profit and loss account so as to spread the cost of pensions over the working lives of the employees within the Group. Valuation surpluses or deficits were amortised over the expected remaining working life within the Group of the relevant employees. Under IFRS, any such surpluses or deficits in the Group's defined benefit pension scheme have been brought on to the balance sheet.

In addition, certain employee benefits earned but not yet paid have been accrued on the balance sheet. Further, as under IFRS the Group must recognise an expense in the income statement for 'equity-settled transactions', the Group now expenses employees' and directors' share options and other share-based incentives at fair value over the vesting period.

2 Leases

Following the adoption of IAS 17 *Leases*, one lease entered into by the Group has been reclassified from an operating lease to a finance lease. In addition, a lease incentive is being released over the full lease term instead of the shorter period over which it was being released under UK GAAP.

3 Derivatives

IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* have significantly changed the accounting for borrowings, finance charges and other financial instruments. For the Group's convertible bond, amounts received from the issue have been split between debt and derivative components. The difference between the debt portion of the convertible bond and the principal is amortised as a finance charge over the life of the convertible bond. In addition, a derivative must now be recognised on the balance sheet at fair value for the eventual conversion of the foreign currency debt into a fixed number of EMI Group plc Ordinary Shares. Any movements in the fair value, excluding the impact of foreign exchange movements, are reported as finance charges.

Further, the Group has adopted hedge accounting in respect of 'fixed to floating' interest rate swaps held as hedges against fixed interest rate borrowings. The swaps are revalued to fair value with a corresponding adjustment to borrowings. In 2003, the Group unwound a swap position and the gain was deferred and has been released over the scheduled remaining life of the borrowing. Under IFRS, this deferred gain has been reclassified from creditors to borrowings.

Under IFRS, the Group's Euro bond cannot be classified as a net investment hedge and hence the exchange gain or loss on this borrowing can no longer be recorded directly in reserves but, instead, is booked as a finance charge. Those investments designated as fair value through profit and loss have been revalued to fair value, with the increase or decrease in value being recognised in the income statement.

4 Acquisitions

The key effect of IFRS 3 *Business Combinations* upon the Group's accounting has been the Group ceasing annual goodwill amortisation and, instead, testing for impairment annually. Consequently, the Group has reversed any goodwill amortisation charged in the six months ending 30 September 2004.

5 Dividends

Under IAS 10 *Events after the Balance Sheet Date*, dividends proposed or declared cannot be recognised until they are authorised and no longer at the discretion of the Group. The effect of this on the Group is that the final dividend relating to any particular financial year (or the interim dividend relating to any six month period ending 30 September) cannot be recognised until the following financial year (or six month period).

6 Taxation

Due to the introduction of IAS 12 *Income Taxes* and the changes in accounting policies from the introduction of IFRS, corresponding adjustments have occurred in the calculation of income taxes.

Investor information

Financial calendar
Results announcements
Final to 31 March 2006: 23 May 2006*
Interim to 30 September 2006: 15 November 2006*

AGM and Reports
2006 Report and Accounts: 9 June 2006*
2006 Annual General Meeting: 13 July 2006*
2006 Interim Report: 24 November 2006*

Dividend payment dates
2006 interim: payable on 3 April 2006 to shareholders on the register of members at the close of business on 13 January 2006
2006 final: payable on 2 October 2006* to shareholders on the register of members at the close of business on 21 July 2006*

Scrip dividend scheme
Final dates for the receipt of elections to join the scrip dividend scheme
2006 interim: 20 March 2006
2006 final: 18 September 2006*

* Proposed dates

Lloyds TSB Registrars
Questions about shareholdings, or changes of address or any other particulars, should be sent to: *Lloyds TSB Registrars, Shareholder Services, The Causeway, Worthing, West Sussex BN99 6DA, UK*. A helpline, available at local call rates in the UK only, operates during normal office hours on *0870 600 3984*. Shareholders outside the UK should call *+44 121 415 7060*.

www.shareview.co.uk
Lloyds TSB Registrars have a website at: *www.shareview.co.uk* where shareholders can view information about their shareholdings, as well as find information on how to register a change of name and what to do if a share certificate is lost. There are also facilities to download change of address, dividend mandate and stock transfer forms.

Multiple accounts
If shareholders receive multiple copies of the Group's Annual or Interim Reports, due to differing name and address details, they should write to Lloyds TSB Registrars requesting that their accounts be amalgamated.

Payment of dividends to UK bank or building society accounts
Shareholders who wish to have their dividends paid directly into their UK bank or building society account should request a dividend mandate form from Lloyds TSB Registrars or download the form from *www.shareview.co.uk*. An annual tax voucher will be sent to the shareholder's registered address at the time of the interim dividend payment in March or April each year. The voucher will list all of the dividends paid during the tax year. A tax voucher in respect of the final dividend paid on 7 October 2005 and the interim dividend to be paid on 3 April 2006 will, therefore, be sent to shareholders in April 2006.

Payment of dividends to overseas shareholders
Arrangements can be made for shareholders in a range of countries outside the UK to have their dividends paid directly into their bank account in their local currency. To find out if such a service can be made available to you, please contact Lloyds TSB Registrars on *+44 121 415 7060*.

Scrip dividend scheme
The Company offers a scrip dividend scheme which gives shareholders the opportunity, if they wish, to receive new Ordinary Shares instead of cash dividends. For more information and a mandate form, please write to *Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK* or call *0870 241 3018* (*+44 121 415 7047* if calling from outside the UK).

Share dealing service
A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way for UK-resident shareholders to buy or sell EMI Group plc shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone dealing, call *0870 850 0852* between 8.30am and 4.30pm, Monday to Friday, and for internet dealing, log on to *www.shareview.co.uk/dealing*. You will need your shareholder reference number shown on your share certificate.

ShareGift
If you have a small number of EMI Group plc shares, with a value that makes it uneconomic to sell them, you may donate the shares to charity through the ShareGift scheme operated by The Orr Mackintosh Foundation (registered charity 1052686). Further information on ShareGift can be obtained from their website at *www.sharegift.org* or by calling *020 7337 0501*.

Individual Savings Accounts (ISA)
Lloyds TSB Bank plc can provide a single company ISA for EMI Group plc Ordinary Shares. Details of this ISA, which is only available to UK-resident shareholders, may be obtained from Lloyds TSB Registrars by writing to them at: *The Causeway, Worthing, West Sussex BN99 6UY*, or by calling their ISA helpline on *0870 24 24 244*.

Monthly Purchase Plan (MPP)
Lloyds TSB Bank plc provides an MPP for EMI Group plc Ordinary Shares. Information about this MPP may be obtained by writing to: *The Administrators - MPP, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, UK*, or by calling their MPP helpline on *0870 60 60 268*.

American Depositary Receipts (ADRs)
The Company's ADRs trade on the Over-the-Counter market, with one American Depositary Share (ADS) representing two EMI Group plc Ordinary Shares. JPMorgan Chase Bank, N.A. is the Depositary for the Company's ADSs. Enquiries should be directed to: *JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA*; Tel: *1-800 428 4237* (toll-free in the USA) or *1-781 575 4328*; Website: *www.adr.com*

£/US$ dividend conversion facility
This service enables the holders of Ordinary Shares who are resident in the US to receive their dividends in US Dollars rather than Sterling. Details of this facility may be obtained from: *DB Services Tennessee, Inc., PO Box 305050, Nashville, Tennessee 37230, USA*; Tel: *1-615 835 3100*.

UK capital gains tax information
The market value of the Ordinary Shares of EMI Group plc (then known as THORN EMI plc) held on 31 March 1982, as adjusted for subsequent capitalisation issues, was 408.15p per share.

The base cost of EMI Group plc Ordinary Shares acquired prior to the demerger of 19 August 1996 will need to be apportioned between EMI Group plc Ordinary Shares of 25p each and Thorn plc Ordinary Shares of 25p each in the proportion 78.8% to 21.2%.

The base cost of EMI Group plc Ordinary Shares of 25p each held prior to the share capital reorganisation of 21 July 1997 will then need to be apportioned between the new Ordinary Shares of 14p each and the former B Shares of 114.5p each in the proportion 89.4% to 10.6%.

Share price information
The market price of EMI Group plc's Ordinary Shares is available from the EMI Group website at the address shown under Website/general enquiries below. Within the UK, this price is also available on Ceefax and Teletext, or by calling the FT Cityline service on *0906 843 4214* or *0906 003 4214* (calls charged at 60p per minute).

Unsolicited mail/telephone calls
By law, the EMI Group plc share register has to be available for public viewing. If you wish to avoid receiving unsolicited mail from other organisations, please write to: *Mailing Preference Service, Freepost 22, London W1E 7EZ*, or call *08457 034599* for an application form. You can also register online at: *www.mpsonline.org.uk*

The Telephone Preference Service (TPS) can help you to make sure your telephone number is no longer available to organisations who may call you with offers and information that you do not wish to receive. You can register with the TPS by calling them on *0845 070 0707*, or by writing to: *Freepost 29 LON20771, London W1E 0ZT*. The TPS has a website at *www.tpsonline.org.uk*, or may also be contacted by email using *tps@dma.org.uk*

Annual and Interim Reports
Copies of the Group's previous Annual and Interim Reports are available from the Corporate Communications Department at the address shown below in italics or, for 1997 onwards, on the EMI Group website at the address shown under Website/general enquiries below.

Social Responsibility Report and information
The Group's Social Responsibility Report for 2004 is available on the EMI Group website at the address shown under Website/general enquiries below. The printed version and further information on social responsibility matters may be obtained from the Corporate Communications Department at the address shown below in italics. The 2005 versions of these publications are expected to be made available from the same sources during December 2005.

Website/general enquiries
The EMI Group website provides news and financial information about the Group, as well as its music and music publishing businesses, together with links to its music labels.

General enquiries may be addressed to the Corporate Communications Department at: *EMI Group plc, 27 Wrights Lane, London W8 5SW, UK*; Tel: *020 7795 7000*. Callers from outside the UK should call: *+44 20 7795 7000*. Website: *www.emigroup.com*



EMI Group plc
27 Wrights Lane
London W8 5SW

Telephone
020 7795 7000
www.emigroup.com

Registered in
England and Wales
Number 229231